                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF October 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: 3.450 MILLION ORDERS RECEIVED FOR MOBILE PHONES, OVER 50% UMTS/HSDPA

 ANNOUNCING “MAXXI TIM CASA”, TELECOM ITALIA’S HOME ZONE: TALKING ON A MOBILE PHONE FROM HOME NOW

HAS EVEN BETTER VALUE

At the Berlin dealer convention, Telecom Italia launches out the ultrabroadband mobile network, offering web speeds in excess of 7 Mbit/s

Presenting ultrafast PC Cards that bring digital mobile TV to the PC

Rome, October 22, 2007 - Telecom Italia presented its latest range of imminent offers in Berlin, where the company took orders for 3.450 million mobile phones, of which over 50 % were UMTS/HSDPA models. This exceeded the May 2007 Convention, where orders for 3.1 million cellphones were placed.

The TIM “Home Zone”

Telecom is rolling out “Maxxi TIM Casa” from November 15, a new offer that allows people to use mobile phones to make calls from home at particularly convenient rates. For €5 per month (including VAT), customers can make calls for up to eight hours a day (500 minutes of daily traffic) to landlines and TIM mobile phones for just €0.16 per call. TIM Casa Home Zone calls cost €0.16 per call, regardless of how long they last; the longer the customer stays on the phone, the greater the saving. “Home Zone” is also available in a fixed-only formula for €3 per month (including VAT).

The offer also enables you to bring your home fixed line number onto your cell phone and use the cellphone to make and receive calls at home. Even when not at home, one may always be reached: when somebody calls the home number, the customer is alerted by a free text message or via voice-mail service (according to customer preference).

In the “Home Zone” (within and around the home), the cellphone screen displays “TIM Casa”; outside the home, it reads “TIM”, so one may always know how one is spending on the call before it is  made. To use “TIM Casa”, customers must have a 128K SIM Card, which is replaced free of charge upon activation of the “Home Zone”.

The launch of “TIM Casa” is a continuation of the fixed-mobile convergence strategy begun with the “Unica” quadruple play offer, which enables calls from both the fixed-line and the mobile network using the same phone, as well as providing Internet navigation and access to Alice Home TV content.

“Mobile ultrabroadband” now live, offering mobile Internet connection at over 7 Mbit/s

Telecom Italia launchs its mobile ultrabroadband service, which increases UMTS connection speed up to 7.2 Mbit/s thanks to HSDPA and HSUPA technology.

TIM is also simplifying its mobile internet pricing with the new “Alice Mobile” time-based plans: 10 hours of web traffic per month costs €10; 100 hours of net traffic per month costs €20. Both of these packages include, at no extra cost, a USB modem or a PC card for high-speed websurfing without any set-up costs. The new ultrabroadband USB modules are Onda MT 505, MT 502HS and HUAWEI E220, and the ET502HS PC Card.

Mobile broadband delivers digital TV to laptops

TIM is the first operator to bring the Magic Card™ to Italy. Made by Onda, the DT501HS is a new-generation PC card that offers high-speed net access and sends digital TV to personal computers, offering DVB-H TV programming without a fixed network connection.

Mobile broadband is available for €20 per month. Digital TV quality is comparable to DVD standard. TIM mobile TV’s selection of channels includes Mediaset’s Premium channels, La7 Digital, Sky themed channels, all Italian 2007/2008 football matches and top European soccer action.

In addition to new PC card launches, TIM is also introducing new cellphone models including the Nokia N95 8GB and the Nokia N81, both of which can broadcast video over broadband.

At the end of Q1 2007 (30 june ’07), the company supplied 34.3 million lines in Italy, of which 5.1 million using UMTS technology.

Telecom Italia

Media Relations

Market Press Office - Mobile TLC

+ 39 06 3688.2499/2610

www.telecomitalia.it/stampa

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 22th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager